SO
3-8-02

02019071

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 052491

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2002 354 (SEC MAIL PROCESSING, WASH. D.C.)

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Aspen Equity Partners, LLC

OFFICIAL USE ONLY
104035
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 McKinney Avenue, Suite 1550
(No. and Street)

Dallas, Texas 75201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel E. LeGaye (281) 367-0380
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hogan & Slovacek, A Professional Corporation
(Name — *if individual, state last, first, middle name*)

6120 S. Yale, Suite 350, Tulsa, Oklahoma 74136
(Address) (City) (State) Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-21-02

OATH OR AFFIRMATION

I, Daniel E. LeGaye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aspen Equity Partners, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Daniel E. LeGaye

Title

Financial & Operations Principal

Notary Public

DEBRA M. SALDIVAR
Notary Public, State of Texas
My Commission Expires
December 01, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASPEN EQUITY PARTNERS, LLC

Financial Statements
And Supplementary Information
Together with Independent Auditors' Report

December 31, 2001

Hogan & Slovacek
A Professional Corporation

Hogan & Slovacek

A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS
TULSA, OKLAHOMA

Independent Auditors' Report

Board of Directors
Aspen Equity Partners, LLC

We have audited the accompanying statement of financial condition of Aspen Equity Partners, LLC (the Company) as of December 31, 2001, and the related statements of income, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aspen Equity Partners, LLC at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 6, 2002

Hogan & Slovacek

ASPEN EQUITY PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2001

ASSETS	
Cash	$ 6,203
Prepaid management fee	50,000
TOTAL ASSETS	$ 56,203
MEMBER'S EQUITY	
Capital contributions	$ 10,000
Retained earnings	46,203
TOTAL MEMBER'S EQUITY	$ 56,203

The accompanying notes are an integral part of this financial statement.

ASPEN EQUITY PARTNERS, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2001

REVENUES:	
Transaction fees	$ 300,000
Referral fees	48,053
	348,053
EXPENSES:	
Management fees	150,000
Professional fees	10,000
Licensing fees	4,772
General and administrative	1,348
	166,120
NET INCOME	$ 181,933

The accompanying notes are an integral part of this financial statement.

ASPEN EQUITY PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2001

	Capital Contributions	Retained Earnings	Member's Equity
Balance at December 31, 2000	$ 10,000	$ (1,659)	$ 8,341
Net income	-	181,933	181,933
Member distributions	-	(134,071)	(134,071)
Balance at December 31, 2001	$ 10,000	$ 46,203	$ 56,203

The accompanying notes are an integral part of this financial statement.

ASPEN EQUITY PARTNERS, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2001

OPERATING ACTIVITIES	
Net income	$ 181,933
Increase in prepaid management fee	(50,000)
Net cash provided by operating activities	131,933
FINANCING ACTIVITIES	
Member distributions	(134,071)
Net cash used in financing activities	(134,071)
NET DECREASE IN CASH	(2,138)
CASH AT BEGINNING OF YEAR	8,341
CASH AT END OF YEAR	$ 6,203

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION

Aspen Equity Partners, LLC (the Company), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Texas limited liability company, which commenced operations on March 20, 2000. The Company is wholly-owned by Aspen Advisors, LP (the Parent).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is a securities broker-dealer that provides financial advisory services relating to mergers and/or acquisitions and underwrites the private placement of securities on a best-efforts basis.

Transaction Fees

Transaction fees are recognized on an accrual basis and are included in income as commissions are earned from the completion of transactions or as payments are received per agreement with client.

Income Taxes

Income taxes have not been provided for by the Company because the Parent is solely liable for taxes on the Company's taxable income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2001, the Company had net capital of $6,203, which was $1,203 in excess of its required net capital of $5,000. The Company handled no customer securities or accounts during the year ended December 31, 2001, and accordingly, is not subject to the requirements under SEC rule 15c3-3.

Subject to SEC restrictions on distribution to shareholders, distributions to members can be made under a capital distribution policy approved by the Company's Board of Directors.

4. RELATED PARTY TRANSACTIONS

Expenses Paid by Parent

Pursuant to a management agreement (the Management Agreement) between the Company and its Parent dated March 20, 2000, the Parent pays all operating expenses of the Company except license or other fees paid to a government agency or industry regulatory group and expenses such as commissions, interest on margin accounts and other indebtedness.

Compensation to Parent

As base compensation for the services provided by the Parent, the Company pays the Parent a Management Fee, payable monthly in advance, as determined by the Board of Directors of the Parent. During 2001, the Company paid its parent $200,000 for management fees including $50,000 prepaid for 2002.

In addition to the Management Fee, the Parent may also invoice the Company for overhead expenses (Overhead Expenses) as described fully in the Management Agreement. The Parent shall advise the Company within 10 days prior to the end of each month of the Parent's estimate of the Overhead Expenses for the following month, which sum shall be paid on the first day of the following month.

Condition for Non-Payment of Compensation to Parent

In accordance with the Management Agreement, in the event that the payment of the Management Fee or the Overhead Expenses by the Company would result in the Net Capital of the Company falling below 120% of the minimum net capital requirement of the Company as set forth in SEC Rule 15c3-1(a)(iii) (the "Minimum Net Capital"), the Parent agrees to waive payment on that portion of either the Management Fee or the Overhead Expenses, or both, which would result in the Company's capital to be reduced to an amount less than the Minimum Net Capital required for the Company, and the Company shall in no way be obligated to repay the Parent for such Overhead Expenses or Management Fees not paid for such respective periods.

Assigned Financial Consulting Agreement

The Company provided financial and strategic advisory services for an unrelated entity in accordance with a Financial Consulting Agreement assigned to the Company by its Parent. The Company recognized $300,000 of transaction fees in 2001 under the terms of the Agreement.

Supplementary Information

ASPEN EQUITY PARTNERS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001

NET CAPITAL	
Total member's equity	$ 56,203
Deduct nonallowable asset - prepaid management fee	50,000
Net capital	$ 6,203
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net dollar net capital required (6-2/3% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement of reporting broker-dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 1,203
Excess net capital at 1000% (net capital minus 10% of total aggregate indebtedness)	$ 1,203
Ratio: Aggregate indebtedness to net capital	-
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital, as reported in Company's Part II (Unaudited) FOCUS Report	$ 6,203
Net audit adjustments	-
Net capital per above	$ 6,203

Hogan & Slovacek
A PROFESSIONAL CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS
TULSA, OKLAHOMA

Report of Independent Auditors on Internal Control

Board of Directors
Aspen Equity Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Aspen Equity Partners, LLC (the Company), for the year ended December 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether these practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Hogan & Slovacek

Hogan & Slovacek
Tulsa, Oklahoma
February 6, 2002